MILLENNIUM WAVE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Cash	$	142,301
Referral fees receivable		187,479
Other assets		15,614
TOTAL ASSETS	**$**	**345,394**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		32,300
Total Liabilities		32,300
Members's equity		313,094
TOTAL LIABILITIES & MEMBERS' EQUITY	**$**	**345,394**

The accompanying notes are an integral part of these financial statements.